June 6, 2006
By Facsimile: (212) 757-3990 and U.S. Mail

Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, et al.
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

Re:  	Inco Limited
	Schedule TO-T filed by Teck Cominco Limited on May 23, 2006
	File No. 005-46625

Dear Mr. Maynard:

	We have the following comments on the above-referenced filing. We may have comments on other filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please amend your offer materials to provide clear and prominent disclosure that there are significant material differences between the rights of Inco security holders now and those they will have as Teck B Class shareholders, as a result of Teck`s dual-class capital structure, should they tender Inco shares to receive Teck
Class B shares. We believe that such disclosure should include a clear comparison of the voting rights of Inco security holders currently held vis-a-vis their equity position and the voting rights of Inco security holders tendering for Teck Class B shares vis-a-vis that equity position. We note your disclosure on page 45 that your Class A shares are entitled to 100 votes per Class A shares and that the offered Teck Class B shares are entitled to 1 vote per Class B share. At this section, in the risk factor section, and in your revised, more prominent disclosure, please state, if true, that if the Teck offer were successful, the holders of the Class A shares would continue to control the combined entity, controlling 57.7% of the votes while holding only 1.3% of the equity in the aggregate. We note that you state that the Class B shares will hold approximately 41.2% of the total number of Class B shares and Class A shares of the combined entity, but this describes only the percentage of capital stock, not the actual voting characteristics of the classes. Clearly state the percentage of the aggregate voting power of the combined entity`s capital stock that tendering Inco security holders would have in addition to the percentage of capital stock. You should further illustrate for security holders that this result is in sharp contrast to the proportional voting and equity positions of the Inco shares they currently hold, with a capital structure of single class of common shares in which each share carries equal voting rights and entitlement.

Notice to Shareholders in the United States, page ii

2. It appears that your statement that the offer constitutes a premium to Inco security holders, of upwards of 28% compared to the 30-day average share price as of May 5, 2006, the last trading day before the offer was announced, may not distinguish between the value of the cash consideration versus the mixed consideration offered to Inco security holders. Further, it appears that Teck, in recent public statements regarding the offer, uses only the cash component, C$78.50, as the basis for comparison. We note that it is unlikely that security holders who make the cash election will receive only cash consideration for their shares. Please revise your premium discussion throughout your disclosure document as necessary.

3. Tell us why the May 5, 2006 date, the last trading day before the offer was announced, is the most relevant date to use when calculating and discussing the premium to be received by tendering security holders. Please consider updating your discussion of the premium offered by the offer with the closing price of the Class B shares. We note that the closing price on May 19, 2006 was $C65.69, an approximately 18% drop from the closing price used when calculating the premium. We understand that in all situations where there is a stock component to the offered consideration, variation in the stock price may reduce or increase the value of such stock consideration. Here, however, if the cash alternative is fully subscribed, the Inco security holders making the cash election will only receive C$28.00, with the remainder of he consideration to be received in the form of Class B shares.

Statements Regarding Forward-Looking Information, page iv

4. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(1)(E) of the Securities Act of 1933 and Section
21E(b)(1)(E) of the Securities Exchange Act of 1934. Accordingly, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference.

Reporting Currencies and Accounting Principles, page vi

5. We note that certain of the financial information in your financial statements is reconciled to U.S. GAAP. You have a discussion of the material measurement differences between U.S. GAAP and Canadian GAAP in the context of Teck in Note 24 to Teck`s audited consolidated financial statements as at and for the year ended December 31, 2005. Please tell us why you did not provide a reconciliation to U.S. GAAP. Please see Instruction 8 to Item 10 of Schedule TO.

Summary Term Sheet, page 1

6. Please eliminate the phrase from the first paragraph that the summary "is qualified in its entirety by the more detailed descriptions and information contained in the Offer and Circular .
.. . ."  The information you provide in the Schedule TO must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used other places in your offer document. Please revise throughout the offer document accordingly.

Will I be able to trade the Teck Subordinate Voting Shares I receive? Page 4

7. We note that you state that Inco security holders will be able to trade the Teck Class B shares that they receive under the offer.
In connection with the offer, you state that you have applied to list such shares on the TSX and the NYSE, but that listing on the NYSE is not a condition of the offer. Please state, in the event that such shares are not listed, the market they might be traded in and the potential loss of liquidity to such security holders If the Teck
Class B shares are not listed on the NYSE and forced to trade in some other market.

What is the market value of my Inco Shares as of a recent date?
Page 5

8. Please tell us why the date of May 5, 2006 is the best date to present the market value of the Inco Shares. Please include, in your response, an analysis of more recent market information regarding the value of Inco Shares.

Strategic Rationale for the Proposed Combination, page 15
Synergies

9. We note that you have an initial target for synergies of at least
$150 million per year and that $75 million of these synergies can be achieved early on through arrangements with Falconbridge with respect to Inco`s Sudbury, Ontario operations. Please disclose the basis for your belief that you will be able to negotiate such arrangements and synergies. Such basis should include discussions with Falconbridge that have taken place with respect to this proposal.
Alternatively, if you have had no discussion with Falconbridge, explain how you believe that you would be able to reach acceptable arrangements that would result in these synergies with Falconbridge, an independent third party. Please note that all expected synergies as a result of a proposed transaction should be verified.

Use of Teck`s CESL Technology on Inco`s Nickel Properties, page 15

10. We note that you believe that "several hundreds of millions of dollars" in cost savings may be realized from the application of the CESL technology at Inco`s properties. Please provide the basis on which you have estimated the financial benefits of applying this technology. Further, it appears that Inco may currently use analogous processes, thereby already capturing those savings.
Tell us if you have any knowledge of Inco`s current practices in this respect.

Conditions of the Offer, page 27

11. We note your statement on page 27, regarding the conditions, that "[a]ny determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Authorized and Outstanding Share Capital, page 45

12. We note that the Class B shares will have the benefit of certain "coattail provisions" that are described. We note your risk factor stating that Class A shares "will be able to control certain matters" and that the market price of Class B shares could be adversely affected, but we believe that you should disclose that these certain matters are likely any matter put to a shareholder vote, including any future change of control transaction. You should clarify that the Class A shares effectively have the ability to prevent the Class B holders from entertaining any future offer for control of Teck and benefiting from any associated future premium. It appears that Teck`s Class A security holders would have the ability, in certain circumstances, to control the conversion rights of the Class B shares by determining not to tender to any offer before it is ever put to the Class B shares.

13. We note that you specifically incorporate by reference the audited comparative financial statements of Inco and the related notes thereto (except for the Inco auditors` report as Teck has not obtained the consent of the auditors to incorporate this report), including the notes thereto, as at December 31, 2005 and 2004 (restated) and for each of the years in the two-year period ended December 31, 2005 (2004 restated). For further information regarding Inco, you reference Inco`s unaudited comparative interim consolidated financial statements and the related notes thereto as at March 31, 2006 and for the three month period ended March 31, 2006 and 2005, and refer to Inco`s filings with Canadian and United States regulatory authorities found at www.sedar.com and www.sec.gov.
Tell us why you have not incorporated by reference the most recently available documents for Inco.

Additional Risk Factors Relating to Teck, page 63

14. We note your risk factor disclosure relating to Teck`s operations and the mining and metals business in general. Please tell us whether risks relating to the lifespan of certain of Teck`s significant mining operations should be included in revised disclosure. For example, Teck`s Form 10-K for the fiscal year ended December 31, 2005 provides information regarding various scheduled closure dates of mining operations that account for significant percentages of Teck`s production. We note that some of this risk factor information can be found in the Teck documents incorporated by reference into the Schedule TO, but believe that there may be reason to highlight matters related to Teck`s long-term performance.

Source of Offered Consideration, page 75

15. We note you intend to finance approximately $3.4 billion through a credit facility pursuant to a binding commitment letter. Please file the commitment letter as an exhibit to your Schedule TO. See Item 12 of Schedule TO and Item 1016(b) of Regulation M-A.

16. You state that the facility bears interest at rates customary for credit facilities of this type, with such interest rates varying depending on the rating of Teck`s unsecured debt. Please disclose the details of your agreement, pursuant to the letter of commitment or any other schedule, or understanding, under the facility, regarding the interest rates varying depending on the rating of Teck`s unsecured debt. Please provide examples where possible.
We note that the extent to which downgrades of your debt affect the interest rate is particularly relevant here due to the fact that various credit rating agencies have stated that Teck`s ratings would be placed under review for possible downgrade. Tell us how you plan to revise your disclosure in the future regarding downgrades and interest rates of the financing.

Pro Forma Consolidated Balance Sheet, Annex A

17. We note that your "Long term debt" line item and the corresponding Note 3(e) indicate a principal amount of only $2.34 billion to the proposed credit facility. However, your disclosure in the Schedule TO states that you intend to finance approximately $3.4 billion of the cash consideration in the offer through the proposed credit facility. Further, this potentially results in an understatement of interest on long term debt on the pro forma consolidated statement of earnings. Please advise.

18. Tell us and please consider explaining in the pro forma financial statements and the Schedule TO, how you concluded that the $224 million of cash and cash equivalents will be sufficient to enable the combined entity to fund your ongoing operations, including Inco`s major capital projects currently under development. It appears that such amount is less than 18% of the cash that Teck alone and less than 28% of cash that Inco alone, held at March 31, 2006.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

               					Very truly yours,



     	          					Celeste M. Murphy
							Special Counsel
							Office of Mergers and
							Acquisitions